UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**October 29, 2012**
(DATE OF EARLIEST EVENT REPORTED)	**October 29, 2012**

BOARDWALK PIPELINE PARTNERS, LP

(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 29, 2012, the Registrant issued a press release providing information on its results of operations for the third quarter ended September 30, 2012. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP, News Release, issued October 29, 2012, providing information on results of operations for the third quarter ended September 30, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
    its general partner
By: BOARDWALK GP, LLC,
    its general partner
      By: */s/ Jamie L. Buskill*
        Jamie L. Buskill
        Senior Vice President, Chief Financial and Administrative Officer

Dated: October 29, 2012

EXHIBIT 99.1

News Release



BOARDWALK ANNOUNCES THIRD QUARTER 2012 RESULTS

ALSO ANNOUNCES QUARTERLY DISTRIBUTION OF $0.5325 PER UNIT

HOUSTON, October 29, 2012 -- Boardwalk Pipeline Partners, LP, (NYSE:BWP) announced today that it has declared a quarterly cash distribution per common unit of $0.5325 ($2.13 annualized) payable on November 15, 2012, to unitholders of record as of November 8, 2012.

The Partnership also announced its results for the third quarter and nine months ended September 30, 2012, which included the following items:

- Operating revenues of $270.6 million for the quarter and $859.3 million for the nine months ended September 30, 2012, a 1% and 2% increase from $268.9 million and $841.9 million in the comparable 2011 periods;

- Net income of $59.0 million for the quarter and $216.7 million for the nine months ended September 30, 2012, a 25% and 49% increase from $47.2 million and $145.4 million in the comparable 2011 periods;

- Earnings before interest, taxes, depreciation and amortization (EBITDA) of $162.8 million for the quarter and $529.5 million for the nine months ended September 30, 2012, a 10% and 18% increase from $148.4 million and $447.0 million in the comparable 2011 periods; and

- Distributable cash flow of $98.0 million for the quarter and $354.2 million for the nine months ended September 30, 2012, a 53% and 34% increase from $64.1 million and $265.0 million in the comparable 2011 periods.

Operating revenues for the third quarter of 2012 increased $1.7 million compared to the third quarter of 2011, driven by $12.2 million of revenues contributed by Boardwalk HP Storage Company, LLC (HP Storage) which was acquired in the first quarter of 2012, and an increase in parking and lending and storage revenues of $5.4 million. The increases in operating revenues were offset by the effects of lower natural gas prices on fuel revenues and lower interruptible transportation service revenues from decreases in basis spreads between locations on the pipelines. Including expenses from HP Storage, operating expenses for the quarter were favorable by $8.6 million compared to the 2011 period mainly due to lower fuel expenses from lower natural gas prices, lower maintenance project costs mainly due to timing and lower general and administrative expenses due to cost management activities. The 2011 period was favorably impacted by $6.2 million of gains from the sale of storage gas.

Operating results on a year-to-date basis were impacted by the revenue and expense factors discussed above. The 2011 operating expenses included a $28.6 million material and supplies impairment, a $5.0 million charge related to a fire at a compressor station near Carthage, Texas and $9.2 million of gains from the sale of storage gas.

Capital Program

Growth capital expenditures were $84.2 million and maintenance capital expenditures were $51.3 million for the nine months ended September 30, 2012.

Conference Call

The Partnership has scheduled a conference call for October 29, 2012, at 9:00 a.m. Eastern time to review the third quarter and nine months' results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (800) 299-7089 for callers in the U.S. or (617) 801-9714 for callers outside the U.S. The PIN number to access the call is 29246984.

EXHIBIT 99.1

Replay

An online replay will be available on the Boardwalk website immediately following the call.

Non-GAAP Financial Measures - EBITDA and Distributable Cash Flow

The Partnership uses non-GAAP measures to evaluate its business and performance, including EBITDA and Distributable Cash Flow. EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. Distributable Cash Flow is used as a supplemental financial measure by management and by external users of the Partnership's financial statements to assess the Partnership's ability to make cash distributions to its unitholders and general partner.

EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA and Distributable Cash Flow are not necessarily comparable to similarly titled measures of another company.

The following table presents a reconciliation of the Partnership's EBITDA and Distributable Cash Flow to its net income, the most directly comparable GAAP financial measure, for each of the periods presented (in millions):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2012	2011	2012	2011
Net Income	$ **59.0**	$ 47.2	$ **216.7**	$ 145.4
Income taxes	**0.1**	0.1	**0.4**	0.3
Depreciation and amortization	**60.4**	55.8	**184.8**	168.9
Interest expense	**43.5**	39.6	**128.0**	119.5
Interest income	**(0.2)**	(0.1)	**(0.4)**	(0.3)
Loss on early retirement of debt	**—**	5.8	**—**	13.2
EBITDA	**162.8**	148.4	**529.5**	447.0
Less:				
Cash paid for interest, net of capitalized interest [1]	**57.1**	65.4	**142.3**	149.6
Maintenance capital expenditures [2]	**14.9**	18.9	**51.3**	60.6
Other [3]	**0.1**	0.1	**0.3**	0.4
Add:				
Cash received for settlements [4]	**5.0**	—	**10.4**	—
Loss on disposal of assets	**1.2**	—	**—**	—
Asset impairment	**1.1**	0.1	**8.2**	28.6
Distributable Cash Flow	$ **98.0**	$ 64.1	$ **354.2**	$ 265.0

(1) The three and nine months ended September 30, 2012, include payments of $2.4 million and $9.2 million related to the early settlement of an interest rate swap and the settlement of a treasury rate lock and the three and nine months ended September 30, 2011, include payments of $5.8 million and $13.2 million related to the early extinguishment of debt.

(2) The three and nine months ended September 30, 2011, includes $2.6 million and $15.0 million of maintenance capital expenditures related to the fire at a compressor station near Carthage, Texas.

(3) Includes non-cash items such as the equity component of allowance for funds used during construction.

(4) Represents proceeds received related to insurance recoveries associated with the fire at a compressor station near Carthage, Texas, and a legal settlement.

About Boardwalk

Boardwalk Pipeline Partners, LP (NYSE: BWP) is a midstream master limited partnership that provides transportation, storage, gathering and processing of natural gas and liquids for its customers. Boardwalk and its subsidiaries own and operate approximately 14,540 miles of pipelines and underground storage caverns with an aggregate working gas capacity of approximately 197 billion cubic feet and liquids capacity of approximately 20

EXHIBIT 99.1

million barrels. Boardwalk is a subsidiary of Loews Corporation (NYSE: L), which holds 55% of Boardwalk's equity, excluding incentive distribution rights. Additional information about the Partnership can be found on its website at www.bwpmlp.com.

EXHIBIT 99.1

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2012	2011	**2012**	2011
Operating Revenues:				
Gas transportation	$ **241.2**	$ 251.8	$ **773.7**	$ 786.6
Parking and lending	**8.3**	2.2	**20.1**	8.5
Gas storage	**18.3**	12.0	**57.0**	37.5
Other	**2.8**	2.9	**8.5**	9.3
Total operating revenues	**270.6**	268.9	**859.3**	841.9
Operating Costs and Expenses:				
Fuel and gas transportation	**18.2**	26.7	**51.9**	78.7
Operation and maintenance	**39.4**	45.9	**119.1**	123.1
Administrative and general	**24.5**	31.1	**83.9**	101.9
Depreciation and amortization	**60.4**	55.8	**184.8**	168.9
Asset impairment	**1.1**	0.1	**8.2**	28.6
Net loss (gain) on disposal of operating assets	**1.2**	(5.3)	**(2.6)**	(3.9)
Taxes other than income taxes	**23.1**	22.2	**69.2**	67.1
Total operating costs and expenses	**167.9**	176.5	**514.5**	564.4
Operating income	**102.7**	92.4	**344.8**	277.5
Other Deductions (Income):				
Interest expense	**41.5**	37.6	**122.0**	113.5
Interest expense - affiliates	**2.0**	2.0	**6.0**	6.0
Loss on early retirement of debt	**—**	5.8	**—**	13.2
Interest income	**(0.2)**	(0.1)	**(0.4)**	(0.3)
Miscellaneous other expense (income), net	**0.3**	(0.2)	**0.1**	(0.6)
Total other deductions	**43.6**	45.1	**127.7**	131.8
Income before income taxes	**59.1**	47.3	**217.1**	145.7
Income taxes	**0.1**	0.1	**0.4**	0.3
Net Income	$ **59.0**	$ 47.2	$ **216.7**	$ 145.4
Net Income per Unit:				
Basic and diluted net income per unit:				
Common units	$ **0.26**	$ 0.23	$ **0.99**	$ 0.72
Class B units	$ **(0.02)**	$ —	$ **0.21**	$ 0.04
Cash distribution declared and paid to common units	$ **0.5325**	$ 0.525	$ **1.5950**	$ 1.5675
Cash distribution declared and paid to class B units	$ **0.30**	$ 0.30	$ **0.90**	$ 0.90
Weighted-average number of units outstanding:				
Common units	**192.6**	175.7	**186.8**	172.5
Class B units	**22.9**	22.9	**22.9**	22.9

EXHIBIT 99.1

BOARDWALK PIPELINE PARTNERS, LP

NET INCOME PER UNIT RECONCILIATION
(Unaudited)

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended September 30, 2012, (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 59.0			
Declared distribution	$ 128.2	$ 110.6	$ 6.8	$ 10.8
Assumed allocation of undistributed net loss	(69.2)	(60.6)	(7.2)	(1.4)
Assumed allocation of net income attributable to limited partner unitholders and general partner	$ 59.0	$ 50.0	$ (0.4)	$ 9.4
Weighted-average units outstanding		192.6	22.9	
Net income per unit		$ 0.26	$ (0.02)	

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended September 30, 2011, (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 47.2			
Declared distribution	107.8	$ 92.7	$ 6.9	$ 8.2
Assumed allocation of undistributed net loss	(60.6)	(52.5)	(6.9)	(1.2)
Assumed allocation of net income	$ 47.2	$ 40.2	$ —	$ 7.0
Weighted average units outstanding		175.7	22.9	
Net income per unit		$ 0.23	$ —	

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the nine months ended September 30, 2012, (in millions, except per unit data):

	Total	Common Units	Class B Units	General Partner and IDRs
Net income	$ 216.7			
Less: Net income attributable to predecessor equity	(0.2)			
Net income attributable to limited partner unitholders and general partner	216.5			
Declared distribution	$ 364.8	$ 313.7	$ 20.6	$ 30.5
Assumed allocation of undistributed net loss	(148.3)	(129.5)	(15.8)	(3.0)
Assumed allocation of net income attributable to limited partner unitholders and general partner	$ 216.5	$ 184.2	$ 4.8	$ 27.5
Weighted-average units outstanding		186.8	22.9	
Net income per unit		$ 0.99	$ 0.21	

EXHIBIT 99.1

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the nine months ended September 30, 2011, (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs	
Net income	$	145.4						
Declared distribution		317.6	$	273.6	$	20.6	$	23.4
Assumed allocation of undistributed net loss		(172.2)		(149.0)		(19.7)		(3.5)
Assumed allocation of net income	$	145.4	$	124.6	$	0.9	$	19.9
Weighted average units outstanding				172.5		22.9		
Net income per unit			$	0.72	$	0.04		

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
              Molly Ladd Whitaker, 866-913-2122
              Director of Investor Relations and Corporate Communications

              Or

              Jamie Buskill, 713-479-8082
              Senior VP, Chief Financial and Administrative Officer